United States securities and exchange commission logo





                             October 31, 2022

       Chai Shouping
       Chief Financial Officer
       PetroChina Company Limited
       9 Dongzhimen North Street
       Dongcheng District, Beijing 100007
       The People's Republic of China

                                                        Re: PetroChina Company
Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response dated
August 31, 2022
                                                            File No. 001-15006

       Dear Chai Shouping:

              We have reviewed your August 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 13, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Risk Factors
       Risks Related to Government Regulation, page 7

   1. We note from your disclosure on page 1 that you exclude Hong Kong and Macau from your definition of
PRC    or    China    for the purpose of your annual report. Please clarify
                                                        that all the legal and
operational risks associated with having operations in the People   s
                                                        Republic of China also
apply to operations in Hong Kong and Macau. In this regard,
                                                        please ensure that your
disclosure does not narrow risks related to operating in the PRC to mainland China only.
Where appropriate, you may describe PRC law and then explain how law in Hong Kong
and Macau differs from PRC law and describe any risks and
 Chai Shouping
FirstName
PetroChinaLastNameChai Shouping
           Company Limited
Comapany
October 31,NamePetroChina
            2022          Company Limited
October
Page 2 31, 2022 Page 2
FirstName LastName
         consequences to the company associated with those laws. As an example, please further expand the risk factor on page 21 to also provide disclosure related to the enforceability of civil liabilities in Hong Kong and Macau.
2. Please further expand your disclosure to address how regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have impacted or may impact
         the company   s ability to conduct its business, accept foreign
investments, or list on a U.S.
         or other foreign exchange.
3. Please further expand your disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security
         and explain how this oversight impacts the company   s business and
the offering and to
         what extent the company believes that it is compliant with the regulations or policies that have been issued.
4. We note from your response to prior comment 4 that you will add risk factor disclosure
         under the heading of    Cash and Asset Flows within Our Organization,
  and that this risk
         factor disclosure addresses payment of dividends to your shareholders. We further note disclosure indicating that the PRC withholding tax rate is 10% for non-resident enterprise shareholders and that there are different rates for natural person shareholders depending upon the applicability of tax agreements between home jurisdictions and China. Please expand this risk factor disclosure to provide a more thorough
explanation about China   s
         Enterprise Tax Law (   EIT Law   ). We note related disclosure
beginning on page 103
         under the heading    Dividends and Foreign Enterprises.
5. In addition to the above, please provide risk factor disclosure about the arrangement between Mainland China and the Hong Kong Special Administrative Region for the
         Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on Income which took effect in the PRC on January 1, 2007, if applicable.
6. Please further revise your risk factors to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your ADSs to foreign investors. Definitively state whether you or your subsidiaries are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

         If you relied on the advice of counsel in making these determinations, please revise to identify counsel. If you did not consult counsel in making these determinations, please
 Chai Shouping
PetroChina Company Limited
October 31, 2022
Page 3
         revise to provide your basis for your conclusions.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameChai Shouping                               Sincerely,
Comapany NamePetroChina Company Limited
                                                              Division of
Corporation Finance
October 31, 2022 Page 3                                       Office of Energy
& Transportation
FirstName LastName